UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q4 2025 and FY 2025 Results Release
2.	Supplement to Fourth Quarter & Full-Year 2025 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FOURTH QUARTER AND FULL-YEAR 2025 RESULTS

PROTECTING WHAT WE HAVE, RETURNING TO GROWTH: FULL-YEAR GUIDANCE DELIVERED, TRANSFORMATIONAL PORTFOLIO RESET WELL UNDERWAY

Bogota, Colombia – February 25, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended December 31, 2025 (“Fourth Quarter” or “4Q2025”) and for the year ended December 31, 2025 (“Full Year” or “FY2025”). A conference call to discuss these financial results will be held on February 26, 2026, at 10:00 am (Eastern Standard Time).

2025: DISCIPLINED DELIVERY IN A LOWER PRICE ENVIRONMENT

2025 was a transition year in a materially lower oil price environment. Brent averaged $68.2/bbl in FY2025 versus $79.8/bbl in FY2024, and $63.1/bbl in 4Q2025 versus $74.0/bbl in 4Q2024. In this context, GeoPark delivered or exceeded all key 2025 guidance metrics, including production, operating costs and capital expenditures. Average production reached 28,233 boepd in FY2025, above the upper end of the Company’s 26,000–28,000 boepd guidance range. Operating costs averaged $13.2/boe, within the $12–14/boe guidance range, and capital expenditures totaled $98.4 million, consistent with the Company’s disciplined capital program.

GeoPark furthermore executed key strategic milestones during the year: closing the acquisition of two high-quality Vaca Muerta blocks in October 2025 and initiating and advancing negotiations which allowed the Company to agree, in January 2026 to acquire Frontera Energy’s Colombian upstream assets. Together, these transactions transform portfolio optionality and materially enhance scale, reserve base, and long-term cash flow capacity.

FINANCIAL PERFORMANCE: PRICE-DRIVEN EBITDA DECLINE; MARGINS REMAIN RESILIENT

FY2025 results primarily reflect lower realized prices and, to a lesser extent, lower average production. Combined realized price averaged $58.1/boe in FY2025 versus $65.6/boe in FY2024. Adjusted EBITDA1 totaled $277.1 million compared to $416.9 million in FY2024. In 4Q2025, Adjusted EBITDA was $46.3 million (42% margin), compared to $71.4 million in 3Q2025 and $77.7 million in 4Q2024. Fourth Quarter performance was impacted by identifiable, non-recurring items, including deferred sales volumes expected to be realized in 1Q2026, logistics-related selling expense adjustments, and start-up and year-end costs associated with Vaca Muerta activity. Net profit totaled $31.1 million in 4Q2025 and $49.7 million for FY2025.

Operational performance across the portfolio remained solid during the year. Production stability was supported by resilient base production in the Llanos 34 Block, continued contribution from the CPO-5 Block, and successful drilling and appraisal activity in the Llanos 123 Block. The Company operated six rigs at year-end (three drilling and three workover) and drilled and completed 16 wells during 2025. Initial production from the acquired Vaca Muerta blocks also contributed during the Fourth Quarter.

1 For reconciliations, see "Reconciliation of Adjusted EBITDA to Profit Before Income Tax" table below.

RESILIENCE AND DISCIPLINE: STRUCTURAL COST RESET AND BALANCE SHEET STRENGTH

Structural cost reset

GeoPark delivered meaningful structural efficiencies in 2025. FY2025 operating costs averaged $13.2/boe (within guidance of $12–14/boe) and structure costs averaged $4.8/boe. Initiatives implemented during the year generated approximately $32 million in structural cash cost savings, establishing a lower cost base expected to generate approximately $45 million in annualized savings into 2026 and beyond. In 4Q2025, operating costs and structure costs increased to $15.8/boe and $5.6/boe, respectively, reflecting identifiable one-off items including asset reactivations, start-up costs and year-end accruals. Excluding these items, normalized operating costs would have been approximately $13/boe and normalized structure cost approximately $4.5/boe, consistent with the Company’s structural trajectory. These impacts were transitory and do not alter the underlying cost base entering 2026.

Capital efficiency

Capital expenditures of $98.4 million in FY2025 were deployed in line with the Company’s capital expenditure plan, focused on sustaining production, advancing secondary recovery and progressing appraisal activity. The Company generated 2.8x Adjusted EBITDA relative to capital expenditures and delivered 18% ROACE, underscoring disciplined, returns-based capital allocation.

Balance sheet and risk management

At December 31, 2025, cash and cash equivalents were $100.3 million and net leverage was 1.6x, with no principal maturities until January 2027. During the year, GeoPark repurchased $108.3 million principal amount of its 2030 Notes below par, generating a $10.2 million gain and approximately $9.5 million in annual cash interest savings. Approximately 84% of expected 2026 production has been hedged through three-way collars. Hedging has also been initiated for 2027, covering approximately 71% of expected 1Q2027 production and 60% of expected 2Q2027 production.

TRANSFORMATIONAL PORTFOLIO RESET WELL UNDERWAY: STRENGTHENING SCALE AND COMPETITIVENESS

During 2025, GeoPark executed a decisive portfolio reset under its strategy of Protecting What We Have and Returning to Growth, reinforcing its Colombian cash-generating base while establishing a new unconventional growth engine in Vaca Muerta, Argentina.

In October 2025, GeoPark closed the acquisition of two high-quality blocks in Vaca Muerta, securing a 100% WI in the Loma Jarillosa Este Block and 95% in the Puesto Silva Oeste Block, totaling more than 12,300 gross acres in the black oil window. The assets add 11.1 mmboe of 1P net reserves, 36.7 mmboe of 2P net reserves and 71.1 mmboe of 3P net reserves, with a clear development path toward approximately 20,000 boepd plateau production by year-end 2028, establishing a scalable, operated growth platform.

In January 2026, GeoPark agreed to acquire Frontera Energy’s Colombian upstream assets, encompassing 17 blocks with expected production of approximately 40,000 boepd net to GeoPark in 2026. Upon closing, which is subject to regulatory approvals and customary closing conditions, the transaction is expected to immediately add approximately 99 mmboe of 1P reserves and 147 mmboe of 2P reserves, more than doubling GeoPark’s consolidated reserves and significantly strengthening long-term cash flow visibility. On a pro forma basis, consolidated production is expected to exceed 90,000 boepd by 2028, with EBITDA of approximately $950 million — more than doubling GeoPark’s previously communicated standalone outlook.

On February 23, 2026, Parex Resources (“Parex”) announced that it has submitted a competing proposal to acquire all of Frontera Energy’s Colombian upstream business. Frontera Energy’s Board of Directors will evaluate Parex’s proposal in accordance with the terms of the existing arrangement agreement, and GeoPark will determine its next steps based on Frontera Energy’s decision.

GeoPark remains committed to its agreement to acquire these assets and has strong conviction in the merits of the transaction. The Company believes that, among other reasons, GeoPark’s strong operating expertise makes it the strongest strategic fit for Frontera Energy’s assets.

Together, these actions represent a transformational step-change in GeoPark’s scale, reserve base and competitive positioning, reinforcing its Colombian foundation while adding a high-quality unconventional growth engine for the next cycle.

Capital Returns

The Board declared a quarterly cash dividend of $0.03 per share, payable on March 31, to shareholders of record at the close of business on March 11, 2026. Consistent with GeoPark’s disciplined capital framework, the Board will reassess shareholder distributions following the peak investment phase and normalization of free cash flow.

CEO Comment

Felipe Bayon, Chief Executive Officer of GeoPark, said: “2025 was a year of disciplined execution in a materially lower oil price environment. While Adjusted EBITDA declined primarily due to lower realized prices, we delivered production above guidance, protected margins and strengthened the balance sheet. More importantly, we initiated a profound strategic reset of the Company. We protected and strengthened our Colombian cash-generating base while repositioning the portfolio through Vaca Muerta and the Frontera Energy transaction—improving scale, competitiveness and long-term optionality. We enter 2026 with a distinctive, industry-leading asset base, a structurally lower cost platform and clearer multi-year visibility. Our focus remains on disciplined execution, returns-based growth and sustainable value creation through the cycle.”

Supplementary information is available at the following link:

https://ir.geo-park.com/4Q25-SupplementaryRelease

FOURTH QUARTER 2025 HIGHLIGHTS

Oil and Gas Production and Operations

●	4Q2025 consolidated average oil and gas production of 28,351 boepd[2], reflecting solid delivery from core operated and non-operated assets
●	Annual average oil and gas production of 28,233 boepd, above the upper range of the 2025 guidance of 26,000 – 28,000 boepd
●	6 rigs in operation (3 drilling and 3 workover) at the end of 2025
●	16 wells drilled and completed in 2025

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $110.3 million / Full-Year revenue of $492.5 million
●	Adjusted EBITDA of $46.3 million / Full-Year Adjusted EBITDA of $277.1 million
●	Operating profit of $20.6 million / Full-Year operating profit of $110.5 million
●	Net profit of $31.1 million / Full-Year net profit of $49.7 million

Cost Structure and Capital Efficiency

●	Operating costs of $13.2 per boe and structure costs of $4.8 per boe for FY2025
●	Structural cash cost savings of approximately $32 million delivered in 2025, with initiatives expected to generate approximately $45 million in annualized savings in 2026 and beyond
●	Capital expenditures of $34.3 million / Full-Year capital expenditures of $98.4 million, primarily focused on maintaining and improving production and advancing exploration activities across the Llanos Basin
●	2025 Adjusted EBITDA to capital expenditures ratio of 2.8x
●	Return on average capital employed (ROACE) of 18%[3]

2 Reported in the 4Q2025 Operational Update.

3 ROACE is defined as last twelve-month operating profit divided by average capital employed. Capital employed is calculated as total assets minus current liabilities and adjusted for excess cash. Excess cash corresponds to the portion of cash and cash equivalents that exceeds the amount required to cover current liabilities with current assets. The non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador was excluded from LTM operating profit for the purpose of this calculation.

Balance Sheet and Liquidity

●	Cash and cash equivalents of $100.3 million at December 31, 2025
●	Full-Year net leverage of 1.6x and no principal debt maturities until January 2027
●	During 2025, successfully completed open market repurchases of $108.3 million in aggregate principal of the 2030 Notes below par, generating a $10.2 million gain and annual cash coupon savings of $9.5 million

Hedging and Risk Management

●	$7.7 million gain from commodity risk management contracts recognized in 4Q2025 revenue
●	As of the date hereof, approximately 84% of 2026 expected production has been protected through 3-way collars with average strikes of $64.8/$50.0/$72.0 per boe
●	The Company has also initiated hedging for 2027, with approximately 71% of expected production hedged in 1Q2027 and 60% hedged in 2Q2027

Shareholder Value Return

●	Quarterly cash dividend of $0.03 per share, or approximately $1.5 million, payable on March 31, 2026, to shareholders of record at the close of business on March 11, 2026, in line with the revised dividend program approved by the Board
●	Dividend suspension commencing with the 3Q2026 results
●	The Board will reassess dividends once positive free cash flow generation resumes after the peak investment phase, consistent with GeoPark’s disciplined, returns-based capital framework

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2025	3Q2025	4Q2024	FY2025	FY2024
Oil production[a] (bopd)	27,431	27,149	31,354	27,670	33,544
Gas production (mcfpd)	5,524	5,920	808	3,380	2,362
Average net production (boepd)	28,351	28,136	31,489	28,233	33,937
Brent oil price ($ per bbl)	63.1	68.1	74.0	68.2	79.8
Combined realized price[b] ($ per boe)	54.8	57.1	59.6	58.1	65.6
⁻ Oil[c] ($ per bbl)	54.5	60.6	61.9	59.7	68.6
⁻ Gas ($ per mcf)	4.0	4.1	7.1	4.2	5.9
Sale of crude oil ($ million)	100.1	120.6	141.8	472.1	648.7
Sale of purchased crude oil ($ million)	—	—	1.4	0.4	7.2
Sale of gas ($ million)	2.5	3.0	0.5	6.3	5.1
Commodity risk management contracts ($ million)	7.7	1.5	—	13.8	(0.1)
Revenue ($ million)	110.3	125.1	143.7	492.5	660.8
Production & operating costs[d] ($ million)	(39.8)	(33.3)	(44.3)	(141.1)	(164.0)
G&G, G&Ae ($ million)	(15.4)	(12.1)	(17.7)	(51.1)	(62.1)
Selling expenses ($ million)	(8.5)	(7.2)	(2.9)	(20.9)	(14.9)
Operating profit ($ million)	20.6	32.4	44.6	110.5	273.5
Adjusted EBITDA ($ million)	46.3	71.4	77.7	277.1	416.9
Adjusted EBITDA ($ per boe)	23.0	32.6	32.2	32.7	41.4
Net profit (loss) ($ million)	31.1	15.9	15.3	49.7	96.4
Capital expenditures ($ million)	34.3	17.5	47.4	98.4	191.3
Cash and cash equivalents ($ million)	100.3	197.0	276.8	100.3	276.8
Short-term financial debt ($ million)	18.5	8.0	22.3	18.5	22.3
Long-term financial debt ($ million)	535.1	562.4	492.0	535.1	492.0
Net debt ($ million)	453.2	373.4	237.6	453.2	237.6
Dividends paid ($ per share)	0.030	0.147	0.147	0.471	0.577
Shares repurchased (million shares)	—	—	—	—	4.369
Basic shares – at period end (million shares)	51,707	51,664	51,247	51,707	51,247
Weighted average basic shares (million shares)	51,684	51,609	51,227	51,527	52,488

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 3,890 bopd, 4,612 bopd, and 5,011 bopd in 4Q2025, 3Q2025 and 4Q2024, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	After the effect of earn-out to ex-owners of certain blocks.
c)	Before the effect of earn-out to ex-owners of certain blocks.
d)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
e)	G&A and G&G expenses include non-cash, share-based payments for $1.1 million, $0.7 million, and $1.3 million in 4Q2025, 3Q2025 and 4Q2024, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period ended December 31, 2025, will be available on the Company’s website and in the Company’s annual report on Form 20-F.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

FY2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	280.1	(4.5)	7.3	(0.4)	(5.3)	277.1
Depreciation	(110.0)	(2.1)	(4.8)	(0.2)	—	(117.2)
Write-offs	(13.4)	—	—	—	—	(13.4)
Impairment	—	—	(31.0)	—	—	(31.0)
Share based payment	(0.8)	(0.1)	(0.0)	(0.0)	(3.6)	(4.5)
Lease Accounting - IFRS 16	5.0	—	0.0	0.7	—	5.7
Others	(7.1)	(1.6)	(2.0)	6.2	(1.7)	(6.3)
OPERATING PROFIT (LOSS)	153.8	(8.2)	(30.5)	6.1	(10.6)	110.5
Financial costs, net						(54.6)
Foreign exchange charges, net						(7.3)
PROFIT BEFORE INCOME TAX						48.7

FY2024 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	419.3	(4.5)	14.7	(3.7)	(8.9)	416.9
Depreciation	(121.1)	(0.0)	(8.3)	(1.2)	(0.0)	(130.7)
Write-offs	(6.9)	—	(7.7)	(0.2)	—	(14.8)
Share based payment	(1.3)	(0.4)	(0.0)	(0.0)	(4.5)	(6.3)
Lease Accounting - IFRS 16	6.8	—	0.0	0.9	—	7.8
Others	1.4	(0.1)	0.1	(3.0)	2.2	0.6
OPERATING PROFIT (LOSS)	298.2	(5.1)	(1.1)	(7.2)	(11.3)	273.5
Financial costs, net						(43.5)
Foreign exchange charges, net						12.2
PROFIT BEFORE INCOME TAX						242.2

(a)	Includes Chile (in FY2024) and Corporate business.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Thursday, February 26, 2026, at 10:00 am (Eastern Standard Time) to discuss the 4Q2025 and FY2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/562628801

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 646-844-6383

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=48643

Passcode: 459798

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, closing of the Frontera Energy acquisition transaction (including expected reserves, cash flow generated, pro forma production and target EBITDA as a result of the acquisition), returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO FOURTH QUARTER & FULL-YEAR 2025 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Fourth Quarter and Full-Year 2025 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 4Q2025 was 28,351 boepd, down 10% compared to 4Q2024 mainly due to the natural decline in our core Llanos 34 Block (GeoPark operated, 45% WI), and the divestments of the Llanos 32 Block (GeoPark non-operated, 12.5% WI1) in Colombia, the Perico (GeoPark non-operated, 50% WI) and Espejo (GeoPark operated, 50% WI) Blocks in Ecuador and the Manati gas field (GeoPark non-operated, 10% WI) in Brazil, partially offset by fresh production from the newly acquired Loma Jarillosa Este and Puesto Silva Oeste Blocks (GeoPark operated, 100% WI) in Vaca Muerta, Argentina, and successful drilling results in the Llanos 123 Block (GeoPark operated, 50% WI) in Colombia. Oil represented 96.8% and 99.6% of total reported production in 4Q2025 and 4Q2024, respectively.

For further details, please refer to the 4Q2025 Operational Update published on January 21, 2026.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 4Q2025 totaled 21,864 boepd, down by 17% compared to 4Q2024, mainly due to higher oil inventories shifting deliveries from 4Q2025 to 1Q2026.

Reference and Realized Oil Prices: Brent crude oil prices averaged $63.1/bbl during 4Q2025, and the consolidated realized oil sales price decreased by 12% to $54.5/bbl in 4Q2025, compared to 4Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 4Q2025 and 4Q2024 is shown in the tables below:

4Q2025 - Realized Oil Prices	Colombia	Argentina	Ecuador
($ per bbl)
Brent oil price (*)	63.3	62.9	64.0
Local marker differential	(3.0)	(3.7)	(6.8)
Commercial, transportation discounts & other	(5.8)	(4.1)	—
Realized oil price	54.5	55.1	57.2
Weight on oil sales mix	93.4%	5.5%	1.1%

1 Llanos 32 Block: GeoPark had a private WI of 25% in the Azogue field.

4Q2024 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	74.0	73.4
Local marker differential	(5.3)	(9.5)
Commercial, transportation discounts & other	(6.9)	0.2
Realized oil price	61.8	64.1
Weight on oil sales mix	94.6%	5.4%

(*)	Corresponds to the weighted average of ICE Brent sale price.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 23% to $110.3 million in 4Q2025, compared to $143.7 million in 4Q2024, mainly reflecting lower realized oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 29% to $100.1 million in 4Q2025, mainly due to a 12% decrease in realized oil prices and a 20% decrease in deliveries. Oil revenue was 98% and 99% of total revenue in 4Q2025 and 4Q2024, respectively.

The table below provides a breakdown of crude oil revenue in 4Q2025 and 4Q2024:

Oil Revenue (In millions of $)	4Q2025	4Q2024
Colombia	93.1	133.5
Argentina	5.8	—
Ecuador	1.2	8.2
Brazil	0.1	—
Oil Revenue	100.1	141.8

Sales of purchased crude oil: No sales of purchased crude oil were recorded in 4Q2025, compared to $1.4 million in 4Q2024. This corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue was $2.5 million in 4Q2025, compared to $0.5 million in 4Q2024, mainly reflecting resumed production at the Manati gas field in Brazil.

The table below provides a breakdown of gas revenue in 4Q2025 and 4Q2024:

Gas Revenue (In millions of $)	4Q2025	4Q2024
Colombia	—	0.5
Argentina	0.0	—
Brazil	2.5	—
Gas Revenue	2.5	0.5

Commodity Risk Management Contracts: Commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $7.7 million gain in 4Q2025, compared to zero in 4Q2024.

In 4Q2025, GeoPark had zero cost collars covering 16,000 bopd including purchased puts with an average price of $68.3/bbl and sold calls at an average price of $77.5/bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $39.8 million in 4Q2025 from $44.3 million in 4Q2024, mainly resulting from lower operating costs and lower crude oil purchased from third parties.

The table below provides a breakdown of production and operating costs in 4Q2025 and 4Q2024:

Production and Operating Costs (In millions of $)	4Q2025	4Q2024
Operating costs	(36.3)	(40.3)
Royalties paid in cash	(2.3)	(1.2)
Economic rights paid in cash	(1.1)	(1.4)
Purchased crude oil	—	(1.2)
Share-based payments	(0.1)	(0.1)
Production and Operating Costs	(39.8)	(44.3)

Consolidated operating costs amounted to $36.3 million in 4Q2025, compared to $40.3 million in 4Q2024.

The table below provides the operating cost on a per boe basis in 4Q2025 and 4Q2024:

Operating Costs (Per boe)[a]	4Q2025	4Q2024
Operating costs per produced boe	(15.8)	(14.3)
Operating costs per sold boe	(18.6)	(17.5)

a)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Consolidated royalties paid in cash amounted to $2.3 million in 4Q2025, compared to $1.2 million in 4Q2024, mainly resulting from the newly acquired assets in Vaca Muerta, Argentina.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $1.1 million in 4Q2025, compared to $1.4 million in 4Q2024.

No consolidated purchased crude oil charges were recorded in 4Q2025, compared to $1.2 million in 4Q2024, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $8.5 million in 4Q2025, compared to $2.9 million in 4Q2024. The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial arrangement with British Petroleum since August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased to $2.8 million in 4Q2025, compared to $4.0 million in 4Q2024.

Administrative Expenses: Consolidated G&A decreased to $12.5 million in 4Q2025 compared to $13.8 million in 4Q2024.

Adjusted EBITDA: Consolidated Adjusted EBITDA2 decreased by 40% to $46.3 million in 4Q2025 compared to 4Q2024. On a per boe basis, Adjusted EBITDA decreased to $23.0 per boe in 4Q2025 from $32.2 per boe in 4Q2024.

Adjusted EBITDA (In millions of $)	4Q2025	4Q2024
Colombia	47.9	80.7
Argentina	(1.2)	(2.0)
Ecuador	0.5	3.1
Brazil	0.6	(1.3)
Corporate	(1.5)	(2.8)
Adjusted EBITDA	46.3	77.7

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 4Q2025 and 4Q2024, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Argentina		Ecuador		Brazil		Total[e]
	4Q2025	4Q2024	4Q2025	4Q2024	4Q2025	4Q2024	4Q2025	4Q2024	4Q2025	4Q2024
Production (boepd)	25,629	29,740	1,234	—	650	1,749	837	—	28,351	31,489
Inventories, RIK & Other[a]	(6,293)	(5,164)	(61)	—	(425)	(352)	293	—	(6,487)	(5,281)
Sales volume (boepd)	19,336	24,576	1,173	—	225	1,397	1,130	—	21,864	26,208
% Oil	100%	99.5%	97%	—	100%	100%	1%	—	95%	99.5%
($ per boe)
Realized oil price	54.5	61.8	55.1	—	57.2	64.1	72.6	—	54.5	61.9
Realized gas price[b]	—	42.4	4.9	—	—	—	24.5	—	23.8	42.4
Realized commodity risk management contracts	4.3	—	—	—	—	—	—	—	4.0	—
Earn-out	(2.1)	(2.4)	—	—	—	—	—	—	(2.0)	(2.3)
Combined Price	56.6	59.3	53.6	—	57.2	64.1	25.0	—	54.8	59.6
Operating costs of sold volumes[c]	(18.0)	(16.9)	(31.5)	—	(19.0)	(23.1)	(14.3)	—	(18.6)	(17.5)
Royalties & economic rights	(1.4)	(1.2)	(6.5)	—	—	—	(1.9)	—	(1.7)	(1.1)
Purchased crude oil[d]	—	—	—	—	—	—	—	—	—	(0.5)
Selling & other expenses	(4.4)	(0.9)	(6.6)	—	(2.7)	(6.5)	—	—	(4.2)	(1.2)
Operating Netback/boe	32.8	40.4	9.0	—	35.6	34.5	8.8	—	30.3	39.4
G&A, G&G & other									(7.3)	(7.1)
Adjusted EBITDA/boe									23.0	32.2

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 3,890 bopd and 5,011 bopd in 4Q2025 and 4Q2024, respectively. No royalties were paid in kind in Ecuador or Brazil. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs of sold volumes in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash. Operating cost per sold boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $27.5 million in 4Q2025, compared to $34.6 million in 4Q2024.

Write-off of unsuccessful exploration efforts: No consolidated write-off of unsuccessful exploration efforts was recorded in 4Q2025, compared to $0.2 million in 4Q2024.

[2]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Other Income (Expenses): Consolidated other income amounted to $1.5 million in 4Q2025, compared to $0.5 million income in 4Q2024.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $12.1 million in 4Q2025, compared to $16.6 million in 4Q2024.

Foreign Exchange: Net foreign exchange recorded a $2.5 million loss in 4Q2025, compared to a $5.0 million gain in 4Q2024.

Income Tax: Income taxes totaled $25.0 million gain in 4Q2025, compared to $17.6 million loss in 4Q2024, mainly resulting from lower taxable income, the recognition of previously unutilized tax losses in Argentina and the effect of fluctuations of the Colombian peso over deferred income taxes.

Net Profit/Loss: Net profit amounted to $31.1 million in 4Q2025, compared to $15.3 million in 4Q2024.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $100.3 million as of December 31, 2025, compared to $276.8 million as of December 31, 2024.

This net decrease is explained by the following:

Cash and Cash Equivalents (In millions of $)	FY2025
Cash flows from operating activities	14.7
Cash flows used in investing activities	(155.5)
Cash flows used in financing activities	(36.1)
Currency Translation	0.5
Net decrease in cash & cash equivalents	(176.4)

Cash flows from operating activities of $14.7 million included income tax payments of $111.3 million3 and repayment of the advance payment drawn from the offtake and prepayment agreement with Vitol of $149.8 million, among others.

Cash flows from investing activities included capital expenditures of $98.4 million and a $115.5 million consideration paid for the acquisition of business in Vaca Muerta (Argentina), net of reimbursement of the advance payment for the previously unconsummated transaction in Argentina of $38.0 million and cash received from the divestment of the Llanos 32 Block in Colombia, the Espejo and Perico Blocks in Ecuador and the Manati gas field, of $20.4 million.

Cash flows used in financing activities mainly included $512.6 million of financial debt repayments ($405.3 million related to partial repayment of the 2027 Notes in January, $97.3 million related to partial repurchases of the 2030 Notes from June to October and $10.0 million related to repayment in full of a local debt in Argentina in July), $41.5 million related to interest payments and $24.2 million related to cash dividend payments, partially offset by $550 million from the issuance of the Company’s 2030 Notes in January.

3     Includes current income tax payments and $13.2 million of withholding taxes from clients (included within the “Change in working capital” line item of the Statement of Cash Flow).

Financial Debt: Total financial debt net of issuance cost was $553.5 million, corresponding to the 2030 Notes and the 2027 Notes, and a local debt in Colombia. Short-term financial debt was $18.5 million as of December 31, 2025, and corresponds to interest accrued on the 2030 Notes and 2027 Notes.

Financial Debt (In millions of $)	December 31, 2025	December 31, 2024
2030 Notes	454.3	—
2027 Notes	96.2	504.5
Other local debts	3.0	9.8
Financial debt	553.5	514.3

FINANCIAL RATIOS4

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt (*)	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
4Q2024	514.3	276.8	389.6	0.9x	13.4x
1Q2025	657.4	308.0	349.4	0.9x	11.2x
2Q2025	625.6	266.0	359.5	1.1x	8.2x
3Q2025	570.4	197.0	373.4	1.2x	6.8x
4Q2025	553.5	100.3	453.2	1.6x	5.6x

(*) In 4Q2024, net debt included prepayment received from Vitol of $152.0 million, which was not classified as financial debt.

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

Covenants in the 2030 Notes: The 2030 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this supplement:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Sold Put	Purchased Put	Sold Call
1Q2026	Zero cost collar	Brent	1,000	N/A	68.0	77.4
1Q2026	Zero cost 3-way	Brent	12,000	50.0	65.0	72.6
2Q2026	Zero cost collar	Brent	2,000	N/A	67.0	74.1
2Q2026	Zero cost 3-way	Brent	17,000	50.6	64.7	72.9
3Q2026	Zero cost 3-way	Brent	20,000	50.8	64.9	71.3
4Q2026	Zero cost 3-way	Brent	25,000	50.8	64.5	71.2
1Q2027	Zero cost 3-way	Brent	18,000	51.5	65.0	71.2
2Q2027	Zero cost 3-way	Brent	15,000	50.8	65.0	72.4

[4]	Based on trailing last twelve-month financial results (“LTM”).

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	4Q2025	4Q2024
(In millions of $)
Sale of crude oil	93.1	133.5
Sale of gas	—	0.5
Commodity risk management contracts	7.7	—
Revenue	100.7	134.0
Production and operating costs[a]	(33.6)	(39.3)
Adjusted EBITDA	47.9	80.7
Capital expenditures	32.7	46.5

Argentina	4Q2025	4Q2024
(In millions of $)
Sale of crude oil	5.8	—
Sale of gas	0.0	—
Revenue	5.8	—
Production and operating costs[a]	(4.1)	—
Adjusted EBITDA	(1.2)	(2.0)
Capital expenditures	1.4	—

Ecuador	4Q2025	4Q2024
(In millions of $)
Sale of crude oil	1.2	8.2
Sale of gas	—	—
Revenue	1.2	8.2
Production and operating costs[a]	(0.4)	(3.0)
Adjusted EBITDA	0.5	3.1
Capital expenditures	—	0.6

Brazil	4Q2025	4Q2024
(In millions of $)
Sale of crude oil	0.1	—
Sale of gas	2.5	—
Revenue	2.6	—
Production and operating costs[a]	(1.7)	(0.8)
Adjusted EBITDA	0.6	(1.3)
Capital expenditures	0.1	0.2

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2025	4Q2024	FY2025	FY2024

REVENUE
Sale of crude oil	100.1	141.8	472.1	648.7
Sale of purchased crude oil	—	1.4	0.4	7.2
Sale of gas	2.5	0.5	6.3	5.1
Commodity risk management contracts	7.7	—	13.8	(0.1)
TOTAL REVENUE	110.3	143.7	492.5	660.8
Production and operating costs	(39.8)	(44.3)	(141.1)	(164.0)
Geological and geophysical expenses (G&G)	(2.8)	(4.0)	(10.5)	(12.6)
Administrative expenses (G&A)	(12.5)	(13.8)	(40.5)	(49.5)
Selling expenses	(8.5)	(2.9)	(20.9)	(14.9)
Depreciation	(27.5)	(34.6)	(117.2)	(130.7)
Write-off of unsuccessful exploration efforts	—	(0.2)	(13.4)	(14.8)
Impairment	—	—	(31.0)	—
Other	1.5	0.5	(7.3)	(0.8)
OPERATING PROFIT	20.6	44.6	110.5	273.5
Financial costs, net	(12.1)	(16.6)	(54.6)	(43.5)
Foreign exchange (loss) gain	(2.5)	5.0	(7.3)	12.2
PROFIT BEFORE INCOME TAX	6.0	33.0	48.7	242.2
Income tax	25.0	(17.6)	1.0	(145.8)
PROFIT FOR THE PERIOD	31.1	15.3	49.7	96.4

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	December 31, 2025	December 31, 2024

Non-Current Assets
Property, plant and equipment	775.7	740.5
Other non-current assets	45.1	29.5
Total Non-Current Assets	820.8	769.9

Current Assets
Inventories	12.4	10.6
Trade receivables	39.1	40.2
Other current assets	67.9	102.6
Cash at bank and in hand	100.3	276.8
Total Current Assets	219.7	430.1

Total Assets	1,040.4	1,200.1

Total Equity	245.8	203.3

Non-Current Liabilities
Borrowings	535.1	492.0
Other non-current liabilities	122.3	136.1
Total Non-Current Liabilities	657.4	628.1

Current Liabilities
Borrowings	18.5	22.3
Other current liabilities	118.8	346.3
Total Current Liabilities	137.2	368.7

Total Liabilities	794.7	996.8

Total Liabilities and Equity	1,040.4	1,200.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2025	4Q2024	FY2025	FY2024

Cash flow from operating activities	54.9	201.5	14.7	471.0
Cash flow used in investing activities	(122.9)	(47.3)	(155.5)	(226.9)
Cash flow (used in) from financing activities	(28.9)	0.1	(36.1)	(99.2)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

FY2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	280.1	(4.5)	7.3	(0.4)	(5.3)	277.1
Depreciation	(110.0)	(2.1)	(4.8)	(0.2)	—	(117.2)
Write-offs	(13.4)	—	—	—	—	(13.4)
Impairment	—	—	(31.0)	—	—	(31.0)
Share based payment	(0.8)	(0.1)	(0.0)	(0.0)	(3.6)	(4.5)
Lease Accounting - IFRS 16	5.0	—	0.0	0.7	—	5.7
Others	(7.1)	(1.6)	(2.0)	6.2	(1.7)	(6.3)
OPERATING PROFIT (LOSS)	153.8	(8.2)	(30.5)	6.1	(10.6)	110.5
Financial costs, net						(54.6)
Foreign exchange charges, net						(7.3)
PROFIT BEFORE INCOME TAX						48.7

FY2024 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	419.3	(4.5)	14.7	(3.7)	(8.9)	416.9
Depreciation	(121.1)	(0.0)	(8.3)	(1.2)	(0.0)	(130.7)
Write-offs	(6.9)	—	(7.7)	(0.2)	—	(14.8)
Share based payment	(1.3)	(0.4)	(0.0)	(0.0)	(4.5)	(6.3)
Lease Accounting - IFRS 16	6.8	—	0.0	0.9	—	7.8
Others	1.4	(0.1)	0.1	(3.0)	2.2	0.6
OPERATING PROFIT (LOSS)	298.2	(5.1)	(1.1)	(7.2)	(11.3)	273.5
Financial costs, net						(43.5)
Foreign exchange charges, net						12.2
PROFIT BEFORE INCOME TAX						242.2

(a)	Includes Chile (in FY2024) and Corporate business.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	December 2025	December 2024
Last twelve-month Operating Income(a)	141.5
Total Assets – Period-end	1,040.4	1,200.1
Excess Cash – Period-end	(82.5)	(61.4)
Current Liabilities – Period-end	(137.2)	(368.7)
Capital Employed – Period-end	820.8	769.9
Average Capital Employed	795.4
Return on Average Capital Employed	18%

(a)	Excludes non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador of $31.0 million.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, closing of the Frontera Energy acquisition transaction (including expected reserves, cash flow generated, pro forma production and target EBITDA as a result of the acquisition), returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: February 25, 2026